SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Bluegreen Vacations Holding Corporation

(Name of Subject Company (Issuer))

Bluegreen Vacations Holding Corporation

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, par value $0.01

(Title of Class of Securities)

096308 101

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman, Chief Executive Officer and President

Bluegreen Vacations Holding Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

(561) 912-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alison W. Miller

Stearns Weaver Miller Weissler

Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami , Florida 33130

(305) 789-3200

November 9, 2022

(Date tender offer first published, sent or given to security holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed by Bluegreen Vacations Holding Corporation, a Florida corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on November 9, 2022 (the “Schedule TO”), with respect to the Company’s offer to purchase shares up to 4,500,000 shares of its Class A Common Stock, par value $0.01 per share, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated November 9, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) and which, collectively with the Offer to Purchase, constitute the “Offer.” This Amendment is being filed in connection with (i) an amendment to the Offer to increase the offered purchase price from $22.17 per share to $25.00 per share, in each case, less any applicable withholding taxes and without interest, and (ii) an extension of the Offer from 5:00 p.m. New York City time, on Friday, December 9, 2022 until 5:00 p.m., New York City time, on Friday, December 23, 2022 (unless further extended or earlier terminated).

The information which was previously filed with the Schedule TO, including the exhibits thereto, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent provided herein. Except as provided herein, the information contained in the Schedule TO remains unchanged. You should read this Amendment together with the Schedule TO, the Offer to Purchase, and the Letter of Transmittal. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

Amendments to the Offer to Purchase, the Letter of Transmittal and Other Exhibits to the Schedule TO

1. The purchase price in the Offer has been increased from $22.17 per share to $25.00 per share. Accordingly, references to the purchase price of $22.17 per share in the Offer to Purchase, the Letter of Transmittal, and the other exhibits to the Schedule TO are hereby amended and replaced with $25.00 per share. Subject to the terms and conditions of the Offer, the Company will pay for shares purchased in the Offer at the new purchase price of $25.00 per share, in cash, less any applicable withholding taxes and without interest.

The new purchase price of $25.00 per share represents a 46.6% premium over the closing share price of the Company’s Class A Common Stock of $17.05 on November 2, 2022, the last trading day prior to the Company’s announcement of its intention to commence the Offer.

Any calculations in the Offer to Purchase, the Letter of Transmittal, and the other exhibits to the Schedule TO based on the previous purchase price of $22.17 per share shall be deemed revised to reflect the new purchase price of $25.00 per share. Without limiting the generality of the foregoing, the aggregate purchase price for the shares sought to be purchased in the Offer, together with all related fees and expenses, has increased from approximately $100 million to approximately $113 million.

2. The Expiration Time of the Offer has been extended from 5:00 p.m, New York City time, on Friday, December 9, 2022 until 5:00 p.m., New York City time, on Friday, December 23, 2022 (unless further extended or earlier terminated). Accordingly, references to 5:00 p.m, New York City time, on Friday, December 9, 2022 in the Offer to Purchase, the Letter of Transmittal and the other exhibits to the Schedule TO are hereby amended and replaced with 5:00 p.m., New York City time, on Friday, December 23, 2022.

3. Based on information provided by American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, as of 5:00 p.m, New York City time, on Friday, December 9, 2022, the previous Expiration Time of the Offer, 1,895,853 shares had been tendered in the Offer. Shareholders who have validly tendered and not withdrawn their shares do not need to re-tender their shares or take any other action in connection with the amendment and extension of the Offer, and they will receive the increased purchase price for their shares if the Offer is completed and those shares are not withdrawn prior to the new Expiration Time.

4. On December 12, 2022, the Company issued a press release announcing the amendment and extension of the Offer. Such press release has been added as an exhibit in Item 12 below.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the press release referenced in Item 11 above as Exhibit (a)(5)(A). In addition, the Calculation of Filing Fee Table exhibit has been updated to reflect the increased purchase price in the Offer. The exhibit list, as so amended, is set forth below.

(a)	Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 9, 2022*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(F)	Press Release dated November 3, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the Securities and Exchange Commission on November 3, 2022)

(a)(5)(A)	Press Release dated December 12, 2022

(b)	None

(d)(1)	Bluegreen Vacations Holding Corporation 2021 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2021)

(d)(2)	Employment Agreement between the Company and Alan B. Levan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the Securities and Exchange Commission on November 14, 2012)

(d)(3)	Employment Agreement between the Company and John E. Abdo (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the Securities and Exchange Commission on November 14, 2012)

(d)(4)	Employment Agreement between the Company and Raymond S. Lopez (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission on May 8, 2015)

(g)	None

(h)	None

(b)	Filing Fee Exhibit.

(107)	Calculation of Filing Fee Table

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2022	BLUEGREEN VACATIONS HOLDING CORPORATION

	By:	/s/ Raymond S. Lopez
	Name:	Raymond S. Lopez
	Title:	Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer

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